[Letterhead of Paul, Hastings, Janofsky & Walker LLP]
(212) 318-6295
domenickpugliese@paulhastings.com

October 1, 2010	71770.00003
VIA EDGAR
Deepak Pai, Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0504

Re:
Request for Withdrawal of Application of TDX Independence Funds, Inc. and Amerivest Investment Management, LLC (hereinafter collectively referred to as the “Applicants”) for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. File No. 812-13652, filed April 10, 2009 (SEC Accession No. 0001104659-09-023626), as amended December 18, 2009 (SEC Accession No. 0000891092-09-004701).

Dear Mr. Pai:
On behalf of the Applicants, we hereby request the withdrawal of the above-referenced application because the relief requested is no longer required. Thank you.
Sincerely,
/s/ Domenick Pugliese
Domenick Pugliese
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Michael W. Mundt, Assistant Director